Mail Stop 4561

July 31, 2006

Mr. John Emery
Chief Executive Officer
Great Wolf Resorts, Inc.
122 West Washington Avenue
Madison, WI 53703

>   **Re: Great Wolf Resorts, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 16, 2006**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
>   **Filed May 5, 2006**
>   **File No. 0-51064**

Dear Mr. Emery:

We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Report of Independent Registered Accounting Firm, page 57

1.   We note that the audit report does not appear to be signed by your independent
        accountants. Please confirm to us that you obtained a manually signed audit
        report from your independent registered public accounting firm, Deloitte &
        Touche, LLP, at the time of this filing, in accordance with Rule 302 of Regulation
        S-T. If a manually signed audit report was properly obtained, in future filings,
        revise the report to include a conforming signature preceded by the /s/ designation
        in accordance with Rule 302 of Regulation S-T and as required by Article 2-02 of
        Regulation S-X. Please also provide the requested information related to the
        report of your independent registered public accounting firm on management's
        assessment of and the effectiveness of internal controls over financial reporting
        included at page 86.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Item 6. Exhibits, page 32

Exhibits 31.1 and 31.2

2.   We note that your certifications include the title of the certifying individual in the
        "I, [identify the certifying individual], certify that:" line. Considering that the
        certifications must be signed in a personal capacity, please confirm to us that your
        officers signed such certifications in a personal capacity and that you will revise
        your certifications in future filings to exclude the title of the certifying individual
        from the opening sentence.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
proposed revisions that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please file your cover
letter on EDGAR. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Sledge, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3780 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant